July 18, 2014

Laura Veator

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Medical Transcription Billing, Corp.
Registration Statement on Form S-1
Filed on July 14, 2014
File No. 333-192989

Dear Ms. Veator:

Set forth below is the response of Medical Transcription Billing, Corp. (“MTBC” or the “Company”), to certain of the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 16, 2014 (the “Comment Letter”) and articulated during our call this morning, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We will file a response answering all questions raised in the Comment Letter and updating our Registration Statement on Form S-1 later today. In this letter, we have recited comment 5 from the Staff in italicized, bold type and have followed the comment with the Company’s response.

5.           We note your disclosure that the consideration for your planned acquisitions was contractually adjusted based on the estimated net proceeds of this offering. We further note that the estimated acquisition date fair values of the to-be-acquired assets and liabilities have been revised from the estimated amounts previously disclosed in your amendment filed on July 8, 2014. The revised estimated fair value of the intangible assets is $19.1 million as compared to the previous estimate of $24.9 million. Clarify why the fair value of the intangible assets has changed, and how a decrease in the estimated net proceeds of this offering has resulted in a decrease in the fair value of the intangible assets. As part of your response, describe the methodology that you used to determine the fair value of these assets, and the specific inputs and assumptions that have changed. Also, clarify whether there have been any changes in revenues, operating results, and customer retention of the targets since March 31 2014. Tell us what consideration you gave to disclosing these factors.

7 Clyde Road, Somerset, NJ 08873 Phone 732.873.5133 x.133 Facsimile 732.873.3378 www.MTBC.com

U.S. Securities and Exchange Commission

July 18, 2014

The Company advises the Staff that in accordance with ASC 805 the Company determined a preliminary fair value of the assets acquired and liabilities assumed using an internal model. The preliminary purchase price allocation uses a discounted cash flow model which determines the fair value of the tangible assets and liabilities acquired. Customer relationships and non-compete agreements are the only intangible assets being acquired with more than nominal value, since the Target Sellers do not have proprietary technology and we do not intend to leverage their trade names or trademarks. Our model, for each acquired business, includes assumptions such as revenue growth rates, profitability rates, attrition rates and weighted average costs of capital.

Subsequent to July 8, 2014, our underwriters advised the Company that investors are likely to value our stock at a substantially reduced price, with an indication of $5 per share. Accordingly, we adjusted the price set forth in the prospectus to include a reduced estimated offering price of $5 and, since the number of shares to be issued to the Target Sellers remains fixed, the fair value of the stock portion of the purchase prices was reduced by half. Because the total IPO proceeds are now estimated to be approximately $20 million instead of $30 million, we negotiated a reduction in the cash portion of the purchase prices to be paid to the Target Sellers at closing, promising to share with them any additional cash which might result from underwriters’ exercise of their overallotment option. Since our model of the Target Sellers’ businesses indicates no change to revenues, operating results or customer retention since March 31, 2014, our assumptions regarding future results for each business were not changed. Thus no changes were made to the internal fair value calculations. The result was negative goodwill, which we recorded as a reduction in the value of customer relationships.

Upon receiving your comment letter, we have concluded that the change in the estimated value of our stock at the time of our IPO will increase the weighted average cost of capital (ie, discount rate) used to value the intangible assets of the Target Sellers. We have updated our model to reflect the implicit discount rate which equates the present value of future cash flows of each business with the prices we are now paying for these businesses by increasing the asset-specific risk premiums reflecting the reduced estimated offering price. Using a weighted average cost of capital of 21-23%, the calculated business enterprise values now approximate the new purchase prices for the Target Sellers.

Therefore, as a result of the reduction in the purchase price to be paid to the Target Sellers, we intend to reflect the value of intangible assets as $13.1 million, compared with $24.9 million of intangible assets shown previously. This will result in goodwill of $5.9 million. We will revise the pro forma information in our Registration Statement to reflect these new valuation estimates.

7 Clyde Road, Somerset, NJ 08873 Phone 732.873.5133 x.133 Facsimile 732.873.3378 www.MTBC.com

U.S. Securities and Exchange Commission

July 18, 2014

Our Registration Statement discloses that subsequent to the initial public offering, we will hire a valuation specialist to validate all assumptions and determine an updated purchase price allocation.

The Company advises the Staff that it will revise its disclosures as requested by the Staff.

Sincerely,

/s/ Bill Korn

Chief Financial Officer

cc:	Mahmud Haq, Medical Transcription Billing, Corp. Stephen Snyder, Medical Transcription Billing, Corp. Alison Newman, Fox Rothschild LLP

Mitchell Nussbaum, Loeb & Loeb LLP

7 Clyde Road, Somerset, NJ 08873 Phone 732.873.5133 x.133 Facsimile 732.873.3378 www.MTBC.com